Docusign Envelope ID: A180E3E2-F5A0-45E2-8321-D7A5817B2799

Filed in the Office of	Business Number E0108512010-6
FVAguilar	Filing Number 20244543783
Secretary of State State Of Nevada	Filed On 12/19/2024 4:10:00 PM
	Number of Pages 15

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☐ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Loop Industries, Inc. Entity or Nevada Business Identification Number (NVID): NV20101181131
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series B Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Series B Convertible Preferred Stock, par value $0.0001 per share, as set forth in the attachment hereto.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Signed by: Daniel Solomita C1827010A301404... Signature of Officer Date: 12/19/2024

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

LOOP INDUSTRIES, INC.

CERTIFICATE OF DESIGNATION
OF PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK

(PURSUANT TO SECTION 78.1955 OF THE NEVADA REVISED STATUTES)

WHEREAS, the Articles of Incorporation of Loop Industries, Inc. (the "**Corporation**"), as amended, authorizes the issuance of up to 25,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors (the "**Board**") of the Corporation to determine the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed on any wholly unissued series of Preferred Stock, and to fix the number of share of any series of Preferred Stock; and

WHEREAS, it is the desire of the Board, pursuant to the authority expressly vested therein, to determine and fix the number of shares to be included in a new series of Preferred Stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of the shares of such new series.

NOW THEREFORE, BE IT RESOLVED, that the Board does hereby authorize and approve the creation and designation and provide for the issuance of a series of Preferred Stock and does hereby determine and fix the voting powers, designations, preferences, limitations, restrictions and relative rights of such series of Preferred Stock as follows:

SERIES B CONVERTIBLE PREFERRED STOCK

Section 1. Definitions.

(a) Unless the context or use indicates another meaning or intent, the following terms shall have the following meanings, whether used in the singular or the plural:

"**Affiliate**" shall mean, with respect to any Person, another Person that controls, is controlled by or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Business Day**" shall mean a day on which commercial banking institutions in Montréal, Québec, Paris, France, and New York, New York are open for business.

"**Change Event**" shall mean, with respect to the Corporation, a Change of Control or Fundamental Change.

"**Change Event Redemption Price**" shall mean a price per share of Series B Preferred Stock, equal to the sum of (i) the Stated Value of such share of Series B Preferred Stock, *plus* (ii) without duplication of all accrued and unpaid Dividends previously added to the Stated Value of such share of Series B Preferred Stock, all accrued and unpaid Dividends per share of Series B Preferred Stock, as if such price per share of Series B Preferred Stock was calculated on the Automatic Conversion Date and all Dividends calculated in accordance with Section 3 had accrued up and until the fifth (5th) anniversary of the Issue Date of such share of Series B Preferred Stock.

"**Change of Control**" shall mean, with respect to the Corporation, any of the following events: (i) any Person becomes the beneficial owner (except that a Person shall be deemed to have beneficial ownership of all shares that any such Person has the right to acquire, whether such right which may be exercised immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power represented by all shares of Common

Stock and any other voting securities of the Corporation then issued and outstanding; (ii) the Corporation consolidates with or merges into another corporation or entity, or any corporation or entity consolidates with or merges into the Corporation, other than (A) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) a majority of the combined voting power of the voting securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no Person becomes the beneficial owner, directly or indirectly, of a majority of the total voting power of the voting securities of the Corporation then issued and outstanding or (iii) the Corporation conveys, transfers or leases all or substantially all of its assets to any Person other than a wholly-owned Affiliate of the Corporation.

"**Common Stock**" shall mean the Corporation's common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"**Conversion Price**" shall mean a fixed price $4.75 per share of Common Stock, subject to adjustment pursuant to Section 7(a).

"**Debt**" of any Person at any date, without duplication, shall mean:

(a) all indebtedness of such Person for borrowed money;

(b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables and accrued expenses incurred in the ordinary course of business);

(c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person;

(e) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interests in such Person or any other Person or any warrants, rights or options to acquire such equity interests, valued, in the case of redeemable preferred interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(f) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities in respect of obligations of the kind referred to in (a) through (e);

(g) all guarantee obligations of such Person in respect of obligations of the kind referred to in (a) through (f);

(h) all capital lease obligations of such Person; and

(i) all obligations of the kind referred to in (a) through (h) secured by (or which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any encumbrance on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation.

"**Dividend Rate**" shall mean, for a Dividend Period for a share of Series B Preferred Stock, 13.0% per annum of the Stated Value of such share as of the Record Date for such dividend.

"**Exchange Act**" shall mean the Securities Exchange of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Fundamental Change**" shall mean, with respect to the Corporation, any corporate transaction that results in shares of the Common Stock no longer being listed for trading on any U.S. national securities exchange.

"**Holder**" shall mean any holder of record of any shares of Series B Preferred Stock.

"**Initial Holder**" shall mean Reed Circular Economy, a simplified joint-stock company (*société par actions simplifiée*) formed under the laws of France with its principal offices at 15 rue Soufflot 75005 Paris, France.

"**Issue Date**" shall mean, with respect to each share of Series B Preferred Stock, the date on which such share of Series B Preferred Stock was issued.

"**Market Disruption Event**" shall mean, with respect to any day, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such day on the principal U.S. national or regional securities exchange or other market on which shares of Common Stock are listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) of shares of Common Stock or of any option, contract or future contract relating to shares of Common Stock.

"**Person**" shall mean any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization, government or any department or agency thereof or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

"**Record Date**" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of shares of Series B Preferred Stock have the right to receive any cash, securities or other property or in which the shares of Series B Preferred Stock (or other applicable security), as applicable, is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination Holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a committee thereof, or by statute, contract, this Certificate of Designation or otherwise).

"**Redemption Price**" shall mean a price per share of Series B Preferred Stock equal to the sum of (i) the Stated Value of such share of Series B Preferred Stock as of the Redemption Date, *plus* (ii) without duplication of all accrued and unpaid Dividends previously added to the Stated Value of such share of Series B Preferred Stock, all accrued and unpaid Dividends per share of Series B Preferred Stock through the Redemption Date.

"**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Stated Value**" shall mean $10 per share of Series B Preferred Stock, as shall be increased from time to time for any PIK Dividends.

"**Trading Day**" shall mean any day on which (a) trading of shares of Common Stock generally occurs on the principal U.S. national or regional securities exchange on which shares of Common Stock are then listed or, if shares of Common Stock are not then listed on a U.S. national or regional securities exchange, on the principal other market on which shares of Common Stock are then traded, and (b) there is no Market Disruption Event. If shares of Common Stock are not so listed or traded, then "Trading Day" means a Business Day.

Section 2. Designation and Amount.

The series of the Corporation's preferred stock designated by this Certificate of Designation shall be designated as Series B Convertible Preferred Stock (the "**Series B Preferred Stock**") and the number of shares so designated shall be five million (5,000,000).

Section 3. Dividends.

(a) Holders will be entitled to receive, in the manner set forth in this **Section 3**, cumulative dividends on each share of Series B Preferred Stock in an amount equal to the Dividend Rate (each such dividend on a share of Series B Preferred Stock, a "**Dividend**"). Dividends shall be payable annually in arrears on September 30 of each year (unless any such day is not a Business Day, in which event such Dividends shall be payable on the next succeeding Business Day, without accrual of interest thereon to the actual payment date) (each such payment date, a "**Dividend**

Payment Date" and the period from, and including, the Issue Date to, and including the first Dividend Payment Date and each such annual period thereafter from, but excluding, the immediately preceding Dividend Payment Date to, and including, the next occurring Dividend Payment Date, a "**Dividend Period**"). The amount of Dividends payable in respect of each share of Series B Preferred Stock for any period shall be computed on the basis of a 365-day year, rounded to the nearest cent.

(b) Dividends on each share of Series B Preferred Stock shall begin to accrue on a daily basis, and be cumulative at a rate equal to the Dividend Rate, beginning on the Issue Date of such share of Series B Preferred Stock.

(c) With respect to each share of Series B Preferred Stock, any Dividend in respect of such share of Series B Preferred Stock that has accrued during any applicable Dividend Period and is unpaid on the related Dividend Payment Date (the amount of any accrued and unpaid Dividend with respect to any share of Series B Preferred Stock for any Dividend Period, the "**Accrued Dividend Amount**" with respect to such share of Series B Preferred Stock for such Dividend Period) shall be added to the Stated Value of such share of Series B Preferred Stock immediately following the close of business on the applicable Dividend Payment Date. Any such addition of the Accrued Dividend Amount in respect of a share of Series B Preferred Stock to the Stated Value of such share of Series B Preferred Stock pursuant to this **Section 3(c)** is referred to herein as a "**PIK Dividend**." The Accrued Dividend Amount in respect of any Dividend Period shall, without duplication of any prior PIK Dividends (if any), only be added to the Stated Value of such share of Series B Preferred Stock once. Dividends with respect to each share of Series B Preferred Stock shall continue, from and after the date of each PIK Dividend, if any, to accrue in an amount per annum equal to the Dividend Rate of the Stated Value of such share of Series B Preferred Stock as of the relevant Record Date.

(d) Subject to Section 78.288 of the Nevada Revised Statutes, each Dividend will be payable to Holders as they appear in the records of the Corporation on the applicable Record Date, which with respect to Dividends payable pursuant to this **Section 3**, shall be on the second day prior to the applicable Dividend Payment Date or, if such date is not a Business Day, the next day that is a Business Day.

(e) The per share amounts and any other applicable amounts in this **Section 3** will be adjusted for any recapitalization, stock combinations, stock dividends, stock splits or similar events occurring after the Issue Date of any such share of Series B Preferred Stock.

(f) Upon exchange or any other cancellation of a share of Series B Preferred Stock, any Dividends with respect thereto which are accrued as of the date of such exchange or cancellation shall be deemed to have been paid by the adjustment of the Stated Value of such share of Series B Preferred Stock in accordance with **Section 3(c)** hereof and the subject adjustment of Stated Value shall be deemed to have occurred immediately prior to such exchange or cancellation.

Section 4. . Voting Rights.

(a) Except as otherwise provided herein or as otherwise required by applicable law or the rules of any stock exchange on which the Corporation's securities are listed, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation and on which matter holders of the Common Stock (and, to the extent applicable, holders of any other class or series of capital stock of the Corporation) shall be entitled to vote, each Holder shall be entitled to the number of votes equal to the number of whole shares of Common Stock (rounded to the nearest whole share) into which the aggregate shares of Series B Preferred Stock held by such Holder would be convertible on the record date for determining stockholders entitled to vote on such matter if such shares of Series B Preferred Stock were convertible on such record date (as adjusted from time to time after the applicable Issue Date pursuant to **Section 6**, but without regard as to whether sufficient shares of Common Stock are available out of the Corporation's authorized but unissued stock for the purpose of effecting the conversion of the Series B Preferred Stock). Holders shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by applicable law, to vote together as a single class with the holders of Common Stock and any other class or series of stock entitled to vote thereon.

(b) So long as at least fifty thousand (50,000) shares of Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the Holders of all of the then outstanding shares of Series B Preferred Stock, voting as a separate class: (i) amend this Certificate of Designation or the Articles of Incorporation in any manner that would adversely alter or change the voting powers, designations, preferences, limitations, restrictions or relative rights of the Series B Preferred Stock, including the creation or designation of any class or series of capital stock of the Corporation that would specifically rank senior to the Series B Preferred Stock, or (ii) increase the number of authorized shares of Series B Preferred Stock. The provisions of Section 78.1955(3) and Section 78.390(2) of the Nevada Revised Statutes with respect to any other requirement for voting by holders of any class or series of capital stock of the Corporation are specifically denied and rendered inapplicable to the Corporation.

(c) So long as any shares of Series B Preferred Stock remain issued and outstanding, any action required or permitted to be taken by the Holders may be effected without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Holders of all of the then outstanding shares of Series B Preferred Stock and shall be delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of holders of any other class or series of capital stock of the Corporation are recorded.

Section 5. Rank; Liquidation.

(a) The Series B Preferred Stock shall, with respect to dividend rights and rights upon a Liquidation Event, rank: (i) senior to all of the Common Stock; (ii) senior to the Series A Preferred Stock and any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series B Preferred Stock (any such junior class, together with the Common Stock, "**Junior Stock**"); (iii) on parity with any class or series of capital stock of the Corporation hereafter created not specifically ranking by its terms junior or senior to the Series B Preferred Stock (any such parity class, "**Parity Stock**"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms senior to the Series B Preferred Stock ("**Senior Stock**").

(b) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (but excluding any Fundamental Change) (each, a "**Liquidation Event**"), after satisfaction of all liabilities and obligations to creditors of the Corporation, subject to the rights of any class or series of Senior Stock and before any distribution or payment shall be made to any holder of any Junior Stock, and subject to Section 5(d), each Holder shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) legally available therefor, an amount per share of Series B Preferred Stock equal to the greater of (i) the sum of (1) the Stated Value, *plus* (2) without duplication of all accrued and unpaid Dividends previously added to the Stated Value of such share of Series B Preferred Stock, all accrued and unpaid Dividends on such share of Series B Preferred Stock through the date of the liquidating payment; and (ii) the amount that such Holder would have received had such share of Series B Preferred Stock held by such Holder, as of the commencement of such Liquidation Event, converted into a number of shares of Common Stock at the then-applicable Conversion Price (such greater amount, the "**Liquidation Preference**").

(c) No Holder shall (i) be entitled to any payment in respect of its shares of Series B Preferred Stock in the event of any Liquidation Event other than payment of the Liquidation Preference expressly provided for in **Section 5(b)**, or (ii) have any further right or claim to any of the Corporation's remaining assets, including any right or claim to participate in the receipt of any payment on Junior Stock in connection therewith (except as provided in **Section 5(b)**).

(d) If, in connection with any liquidating distribution pursuant to **Section 5(b)**, the assets of the Corporation or proceeds thereof are not sufficient to pay in full the applicable Liquidation Preference payable on the shares of Series B Preferred Stock and the corresponding liquidating distributions payable on the shares of Parity Stock, if any,

then such assets, or the proceeds thereof, shall be paid pro rata in accordance with the full respective aggregate liquidating distributions that would be payable on all such shares if all amounts payable thereon were paid in full.

Section 6. Conversion.

(a) **Optional Conversion**. Subject to the provisions of Section 8(c)(iii), each share of Series B Preferred Stock shall be convertible, in whole or in part, at the option of any Holder upon notice in accordance with **Section 6(d)**, at its discretion, starting after the third (3rd) anniversary of the Issue Date of such share of Series B Preferred Stock (an "**Optional Conversion**" and the date of such Optional Conversion, the "**Optional Conversion Date**"). On the Optional Conversion Date for any shares of Series B Preferred Stock, such shares will convert into a number of fully paid and non-assessable shares of Common Stock calculated in accordance with the following formula:

$$\frac{(A+B)}{C}$$

Where:

***A** is equal to the aggregate Stated Value of all shares of Series B Preferred Stock subject to the Optional Conversion;*

***B** is equal to the aggregate Accrued Dividend Amount (only to the extent not yet added to the Stated Value)on all shares of Series B Preferred Stock subject to the Optional Conversion; and*

***C** is equal to the Conversion Price.*

In the event that a Dividend Payment Date occurs on an Optional Conversion Date, the applicable adjustment of the Stated Value of such share of Series B Preferred Stock in accordance with **Section 3(c)** hereof shall be deemed to have occurred immediately prior to, and shall be included in any calculation in respect of, the Optional Conversion.

(b) **Automatic Conversion**. Subject to the provisions of Section 8(d)(d)(viii), each share of Series B Preferred Stock shall automatically convert into a number of shares of Common Stock determined below, upon the fifth (5th) anniversary of the Issue Date of such share of Series B Preferred Stock (an "**Automatic Conversion**" and collectively with any Optional Conversion, a "**Conversion**"; and the date of such Automatic Conversion, the "**Automatic Conversion Date**" and collectively with any Optional Conversion Date, a "**Conversion Date**"). Upon the Automatic Conversion Date of a share of Series B Preferred Stock, all shares of Series B Preferred Stock which must be converted pursuant to the Automatic Conversion shall convert automatically into a number of fully paid and non-assessable shares of Common Stock calculated in accordance with the following formula:

$$\frac{(A+B)}{C}$$

Where:

***A** is equal to the aggregate Stated Value of all shares of Series B Preferred Stock subject to the Automatic Conversion;*

***B** is equal to the aggregate Accrued Dividend Amount (only to the extent not yet added to the Stated Value) on all shares of Series B Preferred Stock subject to the Automatic Conversion; and*

***C** is equal to the Conversion Price*

(c) **Automatic Conversion on Dividend Payment Date.** In the event that a Dividend Payment Date occurs on an Automatic Conversion Date, the applicable adjustment of the Stated Value of such share of Series B Preferred Stock in accordance with **Section 3(c)** hereof shall be deemed to have occurred immediately prior to, and shall be included in any calculation in respect of, the Automatic Conversion.

(d) **Mechanics of Conversion**.

(i) **Notice**. All Holders in the event of an Automatic Conversion, or the Corporation in the event of an Optional Conversion, shall be given written notice of the applicable Conversion Date. Such notice need not be given in advance of the occurrence of the Automatic Conversion Date, but shall be given at least twenty (20) Business Days in advance of the Optional Conversion Date. Such notice shall be sent by first

class or registered mail, postage prepaid, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, to each Holder or to the Corporation, as applicable.

(ii) **Holder of Record; Delivery.** The Holder entitled to receive shares of Common Stock issuable upon conversion of Series B Preferred Stock shall be treated for all purposes as the Holder of record of such Common Stock as of the close of business on the applicable Conversion Date for such conversion. As promptly as practicable on or after the applicable Conversion Date (and in no event later than three (3) Trading Days thereafter) (the "**Share Delivery Date**"), the Corporation shall issue in book-entry form the number of whole shares of Common Stock issuable upon conversion of shares of Class B Preferred Stock, and deliver, or cause to be delivered, to each Holder a book-entry notation evidencing such shares (and deliver payment of cash in lieu of fractional shares in accordance with Section 6(d)(a)(iv)). In all cases, the Holder shall retain all of its rights and remedies for the Corporation's failure to convert Series B Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be issuable upon conversion in accordance with this **Section 6** shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(iii) **Reservation of Shares Issuable Upon Conversion**. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series B Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than the maximum aggregate number of shares of the **Common** Stock as shall be issuable (taking into account the adjustments of **Section 7**) upon Automatic Conversion of all outstanding shares of Series B Preferred Stock pursuant to **Section 6(b)** (the "**Required Reserve Amount**"). If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to enable the Corporation to satisfy its obligation to have available for issuance upon conversion of the Series B Preferred Stock at least a number of shares of Common Stock equal to the Required Reserve Amount, then, in addition to such other remedies as shall be available to the Holder, the Corporation will use commercially reasonable efforts to take all such corporate action as necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to its Articles of Incorporation.

(iv) **Fractional Shares**. Notwithstanding anything herein to the contrary, the Corporation shall not issue any fractional share of Common Stock upon conversion of any share of Series B Preferred Stock. In lieu of fractional shares otherwise issuable, Holders of shares of Series B Preferred Stock will be entitled to receive an amount in cash equal to the product of (A) such fraction of a share of Common Stock, *multiplied by* (B) the Conversion Price, determined as of the applicable Conversion Date. The Corporation shall pay such cash to the applicable Holder on the applicable Share Delivery Date.

(v) **Conversion Disputes**. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock in accordance with this **Section 6** as are not disputed. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant Holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant within ten (10) Business Days of receipt of notice of such dispute. The accountant, at the Corporation's sole expense, shall promptly audit the calculations and notify the Corporation and the Holder of the results no later than ten (10) Business Days from the date it receives the disputed calculations. The accountant's calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with this **Section 6** above. If the accountant determines the Corporation's calculations are correct, the Holder shall reimburse the Corporation for the accountant's expense.

(e) **Obligation to Convert**. The Corporation's obligation to issue and deliver the shares of Common Stock upon conversion of Series B Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any

provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such shares of Common Stock. In the event a Holder shall elect to convert any or all of the shares of its Series B Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series B Preferred Stock of such Holder shall have been sought and obtained.

(f) **Payment of Taxes**. The Corporation shall pay all documentary, stamp or other transactional taxes (exclusive of income taxes) attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series B Preferred Stock.

(g) **Good Faith Assistance**. The Corporation will not, by amendment of its Articles of Incorporation or Bylaws or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this **Section 6** and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

Section 7. Certain Adjustments.

(a) **Stock Dividends and Stock Splits**.

(i) If the Corporation at any time after the Issue Date: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series B Preferred Stock) with respect to the then-outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price shall be adjusted by multiplying it by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this **Section 7(a)** shall become effective immediately after the Record Date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination. All calculations under this **Section 7** shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(ii) Whenever the Conversion Price is adjusted pursuant to any provision of this **Section 7**, the Corporation shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b) **Change Event Conversion**.

(i) Unless the Corporation exercises its rights under **Section 8(a)** to redeem all of the shares of Series B Preferred Stock then outstanding, if there occurs a Change Event (with such cash, securities or other property that a holder of shares of Common Stock would be entitled to receive by virtue of such Change Event being referred to as "**Reference Property**" and the kind and amount of Reference Property that a holder of one share of Common Stock would be entitled to receive by virtue of such Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property and without any interest on such Reference Property or any right to any dividend or distribution on such Reference Property that has a record date that is prior to the effective time of such Change Event) being

referred to as a "**Reference Property Unit**")) then, effective as of the effective time (or consummation, if applicable) of such Change Event, without the requirement of any action by or receipt of any consent from any Holder, each share of Series B Preferred Stock outstanding immediately prior to such Change Event shall convert into the right to receive an amount of Reference Property Units equal to the quotient of (A) the sum of (x) the Stated Value of such share of Series B Preferred Stock as of the date of conversion, *plus* (y) without duplication of all accrued and unpaid Dividends previously added to the Stated Value of such share of Series B Preferred Stock, all accrued and unpaid Dividends on such share of Series B Preferred Stock through the date of conversion, *divided* by (B) the fair market value of one share of Common Stock implied in such Change Event as of the date of conversion. If the kind or amount of Reference Property that a holder of shares of Common Stock would be entitled to receive by virtue of such Change Event is not the same for each share of Common Stock held by such holder or any other holder immediately prior to such Change Event, then for the purpose of this **Section 7(b)**, the Reference Property Unit referenced for the consideration that a Holder would be entitled to receive by virtue of such Change Event for each share of Series B Preferred Stock will be deemed to be the weighted average, as determined in good faith by the Board, of the types and amounts of Reference Property to be received by the holders of shares of Common Stock. For these purposes, the fair market value of a Reference Property Unit or portion thereof, as applicable, shall be determined in good faith by the Board (or, in the case of (I) cash denominated in U.S. dollars, the face amount thereof, or (II) shares of stock listed or quoted on any U.S. national or regional securities exchange or other market, the arithmetic average of the per share volume-weighted average price of such stock (as displayed by any publication service reasonably chosen by the Corporation) for each of the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately preceding the applicable date of determination).

(ii) The Corporation shall not enter into any agreement with respect to a transaction that, upon consummation, would constitute a Change Event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion or other settlement of all shares of Series B Preferred Stock then issued and outstanding in accordance with the terms and conditions of **Section 7(b)(i)**.

(iii) If as a condition precedent to receive any Reference Property a Holder must enter into a shareholders' agreement (or equivalent agreement) as may be required in connection with the applicable Change Event, then each Holder shall promptly do such further acts and execute such documents as any other party to the Change Event may reasonably require from time to time for the purpose of giving effect to **Section 7(b)(i)**.

Section 8. Redemption.

(a) **Change Event Redemption**.

(i) In the event of a transaction resulting in a Change Event, the Corporation shall have the right, in its sole discretion, to redeem (a "**Redemption**") all (and not less than all) of the shares of Series B Preferred Stock then outstanding. Upon such Redemption, the Corporation will pay or deliver, as applicable, to each Holder in respect of each share of Series B Preferred Stock held by such Holder, cash in an amount equal to the Change Event Redemption Price. If the Corporation exercises such right to a Redemption, then no later than the consummation of any transaction resulting in a Change Event, the Corporation (or its successor) shall deliver or cause to be delivered to each Holder the Change Event Redemption Price with respect to such Holder's shares of Series B Preferred Stock.

(ii) On or prior to the tenth (10th) Business Day prior to the date on which the Corporation anticipates consummating a transaction which would result in a Change Event, the Corporation shall send written notice (a "**Change Event Notice**") to the Holders, which such Change Event Notice shall include (A) the date on which the transaction that would result in a Change Event is anticipated to be effected, (B) a description of the material terms and conditions of such transaction, (C) a statement on whether the Corporation shall exercise its right to a Redemption and, if so elected, (1) a statement that all shares of Series

B Preferred Stock shall be redeemed by the Corporation (or its successor) on a date specified in such Change Event Notice (the "**Redemption Date**"), which such date must be a Business Day of the Corporation's choosing that is no later than the date of the consummation of the transaction resulting in such Change Event, (2) the total amount each Holder would be entitled to receive upon Redemption as of the Redemption Date, and (3) the procedures that Holders must follow in order for their shares of Series B Preferred Stock to be redeemed. The Holder of any shares of Series B Preferred Stock subject to Redemption entitled to receive any securities or other assets payable upon such Redemption shall be treated for all purposes as the holder of record of such securities or assets as of the close of business on the Redemption Date; provided, however, that such Holder may identify one or more other Persons to receive such securities or assets in connection with any such redemption in a written notice sent to the Corporation no later than two (2) Business Days prior to the Redemption Date.

(iii) If, in connection with a transaction resulting in a Change Event in which the Corporation exercises its right to a Redemption, the Corporation or its successor shall not have sufficient funds legally available under the Nevada law governing distributions to stockholders to repurchase all outstanding shares of Series B Preferred Stock, then the Corporation shall (A) redeem, pro rata among the Holders, a number of shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock that can be redeemed with the maximum amount legally available for the redemption of such shares of Series B Preferred Stock under the Nevada law governing distributions to stockholders, and (B) redeem all remaining shares of Series B Preferred Stock not redeemed because of the foregoing limitations at the applicable Change Event Redemption Price as soon as practicable after the Corporation (or its successor) is able to make such redemption out of assets legally available for the redemption of such share of Series B Preferred Stock. The inability of the Corporation (or its successor) to make a redemption payment for any reason shall not relieve the Corporation (or its successor) from its obligation to effect any required redemption when, as and if permitted by applicable law.

(b) **Redemption Request following an Event of Default**

(i) For the purposes of the Section, the occurrence of any one or more of the following events or conditions shall constitute an "**Event of Default**":

(A) The Corporation:

1. fails to pay any amounts owing in respect of any Debt when due, to the extent material and adverse to the Corporation, and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, without cure; or

2. fails to perform or observe any other covenant, term, condition or agreement relating to any such Debt, to the extent material and adverse to the Corporation, or contained in any instrument or agreement evidencing or relating thereto, or any other event occurs or condition exists, the effect of which failure or other event or condition is to cause, or to permit the holder or beneficiary of such Debt to cause, with the giving of notice, if required, such Debt to become due prior to its stated maturity; or any such Debt is declared to be due and payable, or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption or as a mandatory prepayment), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof, without cure.

(ii) Upon the occurrence of an Event of Default, the Corporation shall promptly notify the Initial Holder in writing of such occurrence.

(iii) Upon the occurrence of an Event of Default the Initial Holder may request by written notice to the Corporation the redemption (a "**Redemption Request**") of all (and not less than all) of the shares of Series B Preferred Stock held by the Initial Holder, which the Corporation may not refuse unless precluded by any applicable law. Upon such redemption, the Corporation will pay or deliver, as applicable, to the Initial Holder in respect of each share of Series B Preferred Stock held by such Initial Holder, cash in an amount equal to the Redemption Price.

(iv) No less than twenty (20) Business Days after the Corporation receives a Redemption Request, the Corporation shall send written notice of acceptance (an "**Acceptance Notice**") to the Initial Holder, which such Acceptance Notice shall include a statement on whether the Corporation shall exercise the requested redemption and (A) a statement that all shares of Series B Preferred Stock shall be redeemed by the Corporation (or its successor) on a date specified in such Acceptance Notice (the "**Requested Redemption Date**"), which such date must be a Business Day of the Corporation's choosing that is no later than thirty (30) Business Days after the Corporation receives a Redemption Request, (B) the total amount the Initial Holder would be entitled to receive upon redemption as of the Requested Redemption Date, and (C) the procedures that the Initial Holder must follow in order for its shares of Series B Preferred Stock to be redeemed. The Initial Holder subject to redemption shall be treated for all purposes as the holder of record of such securities or assets as of the close of business on the Requested Redemption Date; provided, however, that such Initial Holder may identify one or more other Persons to receive such securities or assets in connection with any such redemption in the Redemption Request sent to the Corporation no later than two (2) Business Days prior to the Requested Redemption Date.

(v) If, in connection with a Redemption Request in which the Corporation exercises the requested redemption, the Corporation or its successor shall not have sufficient funds legally available under the Nevada law governing distributions to stockholders to repurchase all outstanding shares of Series B Preferred Stock held by the Initial Holder, then the Corporation shall (A) redeem a number of shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock that can be redeemed with the maximum amount legally available for the redemption of such shares of Series B Preferred Stock under the Nevada law governing distributions to stockholders, and (B) redeem all remaining shares of Series B Preferred Stock not redeemed because of the foregoing limitations at the applicable Redemption Price as soon as practicable after the Corporation (or its successor) is able to make such redemption out of assets legally available for the redemption of such share of Series B Preferred Stock. The inability of the Corporation (or its successor) to make a redemption payment for any reason shall not relieve the Corporation (or its successor) from its obligation to effect any required redemption when, as and if permitted by applicable law.

(vi) Notwithstanding anything to the contrary herein, the Corporation shall have ten (10) Business Days to cure any event or occurrence, which would otherwise be considered an Event of Default.

(c) **Optional Redemption by the Corporation**

(i) Unless the Corporation has provided a Change Event Notice pursuant to **Section 8(a)** or should reasonably expect that it will be required pursuant to Section 8(a) to provide a Change Event Notice within ten (10) Business Days, subject to Nevada law governing distributions to stockholders and other applicable laws, the Corporation may at any time, in its sole discretion, request by written notice to all Holders (an "**Optional Redemption Notice**") the redemption of all or any portion of the shares of Series B Preferred Stock in cash in an amount equal to the Redemption Price (an "**Optional Redemption**"). In the case of a partial Optional Redemption, the redemption shall be effected pro rata among the Holders.

(ii) An Optional Redemption Notice must contain the following information: (A) the total number of shares of Series B Preferred Stock subject to Optional Redemption; (B) the number of shares of Series B

Preferred Stock subject to Optional Redemption held by each Holder; (C) the date on which the Optional Redemption will be consummated, being understood that such date must be a Business Day of the Corporation's choosing that is no sooner than twenty one (21) Business Days and no later than forty (40) Business Days after the issuance of the Optional Redemption Notice (the "**Optional Redemption Date**"); (D) the total amount each Holder would be entitled to receive upon consummation of the Optional Redemption; and (E) the procedures that Holders must follow in order for their shares of Series B Preferred Stock to be redeemed on the Optional Redemption Date. The Optional Redemption Notice must be sent by first class or registered mail, postage prepaid, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, to each Holder.

(iii) Notwithstanding Section 6(a) no Optional Conversion will be possible between the date of an Optional Redemption Notice and the applicable Optional Redemption Date.

(iv) The Holder of any shares of Series B Preferred Stock subject to Optional Redemption entitled to receive any securities or other assets payable upon such Optional Redemption shall be treated for all purposes as the holder of record of such securities or assets as of the close of business on the Optional Redemption Date; provided, however, that such Holder may identify one or more other Persons to receive such securities or assets in connection with any such Optional Redemption in a written notice sent to the Corporation no later than two (2) Business Days prior to the Optional Redemption Date.

(v) On the Optional Redemption Date, the Corporation will pay or deliver, as applicable, to each Holder in respect of each share of Series B Preferred Stock subject to Optional Redemption held by such Holder, cash in an amount equal to the Redemption Price.

(d) **Optional Redemption by the Initial Holder**

(i) For the purposes of this Section 8(d), the term "Initial Holder" shall also include all of the Initial Holder's Affiliates which are also Holders as of the relevant time described in this Section 8(d).

(ii) Unless the Corporation has provided a Change Event Notice pursuant to Section 8(a), and subject to Nevada law governing distributions to stockholders and other applicable laws, the Initial Holder or any of its Affiliates may, in its sole discretion, request by written notice to the Corporation (the "**Initial Holder Redemption Notice**") the redemption of all, and not less than all, of the shares of Series B Preferred Stock held by the Initial Holder, which the Corporation may not refuse unless precluded by any applicable law. Upon such redemption, the Corporation will pay or deliver, as applicable, to the Initial Holder in respect of each share of Series B Preferred Stock held by such Initial Holder, cash in an amount equal to the Redemption Price (the "**Initial Holder Redemption**").

(iii) The Initial Holder Redemption Notice must be provided no later than one hundred and twenty (120) days before, but no prior than one hundred and eighty (180) days from, the Automatic Conversion Date.

(iv) In the event that the Corporation does not receive the Initial Holder Redemption Notice within the abovementioned time period, the Initial Holder shall no longer have any right to request a redemption of its shares of Series B Preferred Stock under this Section 8(d). For the avoidance of doubt, in such event of failure to provide the Initial Holder Redemption Notice, the shares of Series B Preferred Stock held by the Initial Holder shall be subject to Automatic Conversion in accordance with Section 6(c) above. For further avoidance of doubt, in any event the Corporation maintains its right to redeem the shares of Series B Preferred Stock held by the Initial Holder in accordance with Section 8 and (c).

(v) No less than twenty (20) Business Days after the Corporation receives the Initial Holder Redemption Notice, the Corporation shall send written notice of acceptance (an "**Initial Holder Acceptance Notice**") to the Initial Holder, which such Initial Holder Acceptance Notice shall include a statement on

whether the Corporation is authorized to exercise the Initial Holder Redemption, in accordance with Nevada law governing distributions to stockholders and other applicable laws, and (A) the total number of shares of Series B Preferred Stock held by the Initial Holder that may be legally redeemed by the Corporation (or its successor) on the first Business Day following the Automatic Conversion Date (the "**Initial Holder Redemption Date**"), (B) the total amount the Initial Holder would be entitled to receive upon redemption as of the Initial Holder Redemption Date, and (C) the procedures that the Initial Holder must follow in order for its shares of Series B Preferred Stock to be redeemed.

(vi) The Initial Holder subject to redemption shall be treated for all purposes as the holder of record of the applicable shares of Series B Preferred Stock as of the close of business on the Initial Holder Redemption Date; provided, however, that the Initial Holder may identify one or more other Persons to receive such securities or assets in connection with any such redemption in the Initial Holder Redemption Notice duly sent to the Corporation in accordance with Section 8(d)(iii) above.

(vii) If, in connection with the Initial Holder Redemption in which the Corporation exercises the requested redemption, the Corporation or its successor shall not have sufficient funds legally available under the Nevada law governing distributions to stockholders to repurchase all outstanding shares of Series B Preferred Stock held by the Initial Holder, then the Corporation shall (A) redeem a number of shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock that can be redeemed with the maximum amount legally available for the redemption of such shares of Series B Preferred Stock under the Nevada law governing distributions to stockholders, and (B) redeem all remaining shares of Series B Preferred Stock not redeemed because of the foregoing limitations at the applicable Redemption Price as soon as practicable after the Corporation (or its successor) is able to make such redemption out of assets legally available for the redemption of such share of Series B Preferred Stock. The inability of the Corporation (or its successor) to make a redemption payment for any reason shall not relieve the Corporation (or its successor) from its obligation to effect any required redemption when, as and if permitted by applicable law.

(viii) Notwithstanding Section 6(b), no Automatic Conversion affecting shares of Series B Preferred Stock held by the Initial Holder will be possible between the date of an Initial Holder Redemption Notice and the date on which all shares of Series B Preferred Stock subject to the Initial Holder Redemption are redeemed and fully paid in accordance with the provisions of Section 8(d)(vii).

Section 9. Miscellaneous

(a) **Subject Action**. Notwithstanding anything herein to the contrary, if at any time the payment of any stock dividends or a conversion of Series B Preferred Stock (a "**Subject Action**") would be prohibited until the Corporation has obtained the approval of the stockholders of the Corporation under the Nevada Revised Statutes, continued listing rules of Nasdaq, the Securities Act, or otherwise, the Corporation and the Holder shall not effect such Subject Action until such vote has been duly obtained; provided, however, that nothing herein will affect the compounding of any stock dividend (which compounding will apply even if the Corporation is otherwise prohibited from electing to make any stock dividend payments pursuant to this sentence). In such case, until such time as the requisite stockholder approval has been obtained for the Subject Action, the Corporation covenants that it shall use its reasonable best efforts to obtain such approval at any annual or special meeting of the stockholders entitled to vote on such for the purpose of voting on such Subject Action to be called as soon as reasonably practicable.

(b) **Notices**. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service, addressed to the Corporation, 480 Fernand-Poitras, Terrebonne, Québec, Canada J6Y 1Y4, Attn: Chief Financial Officer, or such other address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this **Section 9(b)**. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by email, or sent by a nationally

recognized overnight courier service addressed to each Holder at the address or email address of such Holder appearing on the books of the Corporation, or if no such address or email address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email, (ii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iii) upon actual receipt by the party to whom such notice is required to be given.

(c) **Waiver**. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Any provision contained herein and any right of the Holders of Series B Preferred Stock granted hereunder may be waived as to all shares of Series B Preferred Stock (and the Holders thereof) only upon the written consent of all of the Holders of the then outstanding shares of Series B Preferred Stock voting as a separate class.

(d) **Severability**. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) **Next Business Day**. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(f) **Headings**. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(g) **Status of Converted Series B Preferred Stock**. If any shares of Series B Preferred Stock shall be converted or reacquired by the Corporation, such shares shall be automatically, and without need for further action by the Board, restored to the status of authorized and unissued shares of Preferred Stock, without designation or classification as to series, until such shares are once more designated or classified as part of a particular series by the Board pursuant to the provisions of the Articles of Incorporation.